ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

December 3, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADS-TEC ENERGY PLC
Registration Statement on Form F-4
File No. 333-260312

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 7, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Michael S. Lee, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify him when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Pieter Taselaar
Name:	Pieter Taselaar
Title:	Director

cc:	Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP
Connor Manning, Arthur Cox LLP Mark McElreath, Stuart C. Rogers, Edward Tanenbaum, Alston & Bird LLP

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